UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Ameritrans Capital Corporation

(Name of Issuer)

9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00)

(Title of Class of Securities)

03073H207

(CUSIP Number)

Robert C. Ammerman (617) 478-9612
c/o Capital Resource Partners, 31 State Street, Boston, MA  02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073H207	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. Robert C. Ammerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,736 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 122,736 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,736 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 5 pages

Schedule 13D

This Amendment No. 8 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 28, 2012 by Robert C. Ammerman with respect to shares of the 9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) of Ameritrans Capital Corporation.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Mr. Ammerman, personally and through self-directed retirement accounts, is the owner of 122,736 shares of Preferred Stock of the Issuer (the “Record Shares”).  Mr. Ammerman acquired the Record Shares with approximately $916,529.82 in personal funds.

Item 4.     Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Mr. Ammerman acquired the Record Shares for investment purposes.  Mr. Ammerman currently intends to obtain control of a majority of the issued shares of the 9 3/8% Cumulative Participating Redeemable Preferred Stock (face value $12.00) of the Issuer, and to exercise corresponding voting and control rights in the Issuer, which may result in all or some of the transactions identified in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	Mr. Ammerman, personally and through self-directed retirement accounts, is the record and beneficial owner of the Record Shares (i.e., 122,736 shares of Preferred Stock).

The Record Shares represent 40.9% of the Preferred Stock of the Issuer, which percentage is calculated based upon 300,000 shares of Preferred Stock reported to be outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013.

(b)	Number of shares as to which Mr. Ammerman has:

(i)           sole power to vote or to direct the vote:

122,736 shares

(ii)          shared power to vote or direct the vote:

0 shares

(iii)         sole power to dispose or to direct the disposition:

122,736 shares

(iv)         shared power to dispose or to direct the disposition:

0 shares

Page 3 of 5 pages

(c)           This item is amended by the addition of the following:  On November 21, 2012, Mr. Ammerman acquired 2,200 shares of Preferred Stock in open market transactions at a price of $7.25 per share.  Also on November 26, 2012, Mr. Ammerman acquired an additional 4 shares at a price of $6.60 per share.  On May 17, 2013, Mr. Ammerman acquired 2,000 shares of Preferred Stock in open market transactions at a price of $3.55 per share.  Also on May, 17, 2013 Mr. Ammerman acquired an additional 150 shares at a price of $3.44 per share, 100 shares at a price of $3.84 per share and 1,000 shares at a price of $3.85 per share.  Between May 28, 2013 and May 31, 2013 Mr. Ammerman acquired 1,900 shares of Preferred Stock in open market transactions at a price of $4.00 per share.  Also on May 31, 2013, Mr. Ammerman acquired an additional 1,000 shares at a price of $4.25 per share, 1,000 shares at a price of $4.30 per share, and 678 shares at a price of $4.35 per share. On June 3, 2013, Mr. Ammerman acquired 200 shares of Preferred Stock in open market transactions at a price of $6.50 per share, 200 shares at a price of $6.45 per share, 300 shares at a price of $6.00 per share, 200 shares at a price of $5.65 per share, 100 shares at a price of $5.50 per share, 100 shares at a price of $5.00 per share and 100 shares at a price of $4.94 per share.

(d)	Not applicable.

(e)	Not applicable.

Page 4 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 2013

/s/ Robert C. Ammerman Robert C. Ammerman

Page 5 of 5 pages